Press Release

[Graphic Omitted] Ahold


                                                     Royal Ahold
                                                     Corporate Communications


                                              Date:  January 9, 2004
                              For more information:  +31 75 659 57 20


Ahold 2003 sales amount to Euro 56.1 billion


o Consolidated 2003 sales amounted to Euro 56.1 billion, a decline of 10.5% compared to previous year; sales excluding currency impact increased by 2.7%
o Consolidated 4Q sales amounted to Euro 12.7 billion, a decline of 10.8% compared to the same quarter in previous year; sales excluding currency impact increased by 0.7%
o    Consolidated 2003 results expected to be presented on April 19, 2004

Zaandam, The Netherlands, January 9, 2004 - Ahold today announced consolidated net sales for 2003 (52 weeks through December 28, 2003) of Euro 56.1 billion, a decline of 10.5% compared to Euro 62.7 billion generated in 2002. The overall impact of acquisitions and divestments on net sales growth in 2003 was 0.7% positive.

In the fourth quarter (12 weeks through December 28, 2003), sales amounted to Euro 12.7 billion, a 10.8% decrease over the Euro 14.3 billion generated in the same quarter in 2002. The overall impact of acquisitions and divestments on net sales growth in the fourth quarter was negative 1.4%.

Sales were significantly impacted by lower currency exchange rates, in particular that of the U.S. Dollar; sales excluding currency impact increased by 2.7% in 2003 and 0.7% in the fourth quarter.

The sales numbers presented in this press release are preliminary and unaudited.


                                               Albert Heijnweg 1, Zaandam
                                               P.O. Box 3050, 1500 HB Zaandam
                                               The Netherlands
                                               Phone:   +31 (0)75 659 5720
                                               Fax:     +31 (0)75 659 8302
http://www.ahold.com                                                         1/4
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
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                        4th quarter                                Full year

x 1 million                                                        Change                                    Change
                                                        2003        in %        2002             2003        in %            2002
------------------------------------------------------------------------------------------------------------------------------------
Stop & Shop                                 USD         2,366       4.5%        2,264           10,050         6.1%         9,476
Giant-Landover                              USD         1,262       1.9%        1,239            5,340         0.9%         5,290
Other USA retail                            USD         2,638      (2.7%)       2,710           11,562         0.7%        11,485
                                                        -----                   -----           ------                     ------
Total USA retail                            USD         6,266       0.9%        6,213           26,952         2.7%        26,251

Total USA retail                            EUR         5,263     (15.2%)       6,204           23,872       (14.2%)       27,836

Albert Heijn                                EUR         1,333       0.0%        1,333            5,615        (1.5%)        5,703
Other Europe retail                         EUR         1,847      (0.6%)       1,859            7,316         2.8%         7,115
                                                        -----                   -----           ------                     ------
Total Europe retail                         EUR         3,180      (0.4%)       3,192           12,931         0.9%        12,818

U.S. Foodservice                            USD         4,153       6.0%        3,917           17,838         2.3%        17,435

U.S. Foodservice                            EUR         3,488     (10.8%)       3,911           15,791       (14.7%)       18,508
Europe Foodservice                          EUR           199      (4.3%)         208              841        (3.6%)          872
                                                        -----                   -----           ------                     ------
Total Foodservice                           EUR         3,687     (10.5%)       4,119           16,632       (14.2%)       19,380

Retail South America                        EUR           517     (20.0%)         646            2,217         3.5%         2,143
Retail Asia                                 EUR            84     (29.4%)         119              363       (20.7%)          458
Other activities                            EUR            13       0.0%           13               58        20.8%            48

Royal Ahold                                 EUR        12,744     (10.8%)      14,293           56,073       (10.5%)       62,683

US Dollar exchange rate (USD/EUR)                      0.8399     (15.9%)      0.9984           0.8858       (16.5%)       1.0611
------------------------------------------------------------------------------------------------------------------------------------

USA - retail
In the United States, 2003 net sales at USA retail in U.S. Dollars increased by 2.7% to USD 27.0 billion (2002: USD 26.3 billion). Comparable sales increased by 0.9% and identical sales increased by 0.1%.

In the fourth quarter, net sales increased by 0.9% to USD 6.3 billion (2002: USD
6.2 billion). Comparable sales increased by 0.6% and identical sales decreased by 0.1%.

Europe - retail
In Europe, net sales rose 0.9% to Euro 12.9 billion (2002: Euro 12.8 billion). In the fourth quarter, net sales amounted to Euro 3.2 billion (2002: Euro 3.2 billion), a decrease of 0.4%.

Excluding the impact of lower currency exchange rates, sales rose 1.7% in 2003 and 0.6% in the fourth quarter.

At Albert Heijn, identical sales declined by 1.9% in 2003.
In the fourth quarter, the identical sales decline was reduced to 0.4%.

Foodservice
Net sales at U.S. Foodservice increased by 2.3% to USD 17.8 billion (2002: USD
17.4 billion). In the fourth quarter, sales at U.S. Foodservice increased by 6.0% to USD 4.2 billion (2002: USD 3.9 billion).

The acquisition of Allen Foods (December 2002) and Lady Baltimore (September
2002), contributed approximately 1.5% to the sales growth in 2003 and 0.9% in the fourth quarter.

South America
In South America, net sales increased by 3.5% to Euro 2.2 billion (2002: Euro
2.1 billion). The sales growth benefited from the full-year consolidation of Disco in Argentina (2002: only three quarters) and included almost full-year sales for Santa Isabel Peru and Paraguay (2002: only second half-year). Santa Isabel Chile did not materially impact the full-year sales growth because both years included one half-year of sales.

The fourth quarter showed sales of Euro 517 million (2002: Euro 646 million), down 20.0%. This was mainly caused by the sale of Santa Isabel Chile in the third quarter of 2003.

Asia
In Asia, net sales declined 20.7% to Euro 363 million (2002: Euro 458 million) due to the sale of most of the assets of Ahold Malaysia and Ahold Indonesia in the course of the third quarter of 2003.

Fourth quarter sales amounted to Euro 84 million (2002: Euro 119 million), a decrease of 29.4%.

Unconsolidated joint ventures

--------------------------------------------------------------------------------------------------------------------------
Net sales                                                  4th quarter                           Full year

x 1 million                                                   Change                              Change
                                                    2003       in %      2002         2003        in %        2002
--------------------------------------------------------------------------------------------------------------------------
Europe                                    EUR       2,534      (1.0%)    2,560        9,481       2.1%       9,282
South America                             EUR           -                    -            -                    616
Central America                           EUR         441       3.8%       425        1,611       1.0%       1,595
                                                    -----                -----       ------                 ------
Total sales unconsolidated joint
ventures                                  EUR       2,975      (0.3%)    2,985       11,092      (3.5%)     11,493
--------------------------------------------------------------------------------------------------------------------------

Total sales of our unconsolidated joint ventures decreased by 3.5% to Euro 11.1 billion (2002: Euro 11.5 billion). This decrease was caused by the consolidation of Disco and Santa Isabel in the course of 2002.
In the fourth quarter, sales decreased by 0.3% to Euro 3.0 billion (2002: Euro
3.0 billion).

Corporate Calendar 2004*

Fiscal year 2004 (53 weeks)                                                December 29, 2003 - January 2, 2005
Extraordinary General Meeting of Shareholders                              March 3, 2004
2003 Full-year and Fourth Quarter Results                                  April 19, 2004
Annual Report & Form 20 F                                                  May 6, 2004
Trading Statement First Quarter 2004                                       May 11, 2004
Annual General Meeting of Shareholders                                     June 2, 2004
Results First Quarter 2004                                                 June 14, 2004
Trading Statement Second Quarter 2004                                      July 29, 2004
Results Second Quarter 2004                                                August 26, 2004
Trading Statement Third Quarter 2004                                       October 21, 2004
Results Third Quarter 2004                                                 November 24,2004
Trading Statement Full-year and Fourth Quarter 2004                        January 13, 2005

* Dates are subject to change at Ahold's discretion.

Definitions
o    Identical sales compare sales from exactly the same stores.
o    Comparable sales are identical sales plus sales from replacement stores.
o Currency impact: the impact of using different exchange rates to translate the financial figures of our subsidiaries to Euros. The financial figures of the previous year are restated using the actual exchange rates in order to eliminate this currency impact.

Ahold Corporate Communications: +31.75.659.57.20

Editors' note
The company will host a conference call on Friday, January 9, 2004 at 4:00 p.m. CET. Dial-in number: +44 20 7784 1017. This conference call can also be followed through the Ahold website (www.ahold.com) and via these replay numbers:

Europe:       +44 20 7784 1024
USA:          +1 719 457 0820
Passcode:     721758